Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 29, 2025

VIA EDGAR TRANSMISSION

Mr. Michael C. Pawluk, Senior Special Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 107 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Mr. Pawluk:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 7, 2025, with respect to the Registration Statement and the Trust’s proposed three new series, the Azoria Golden Age ETF, Azoria 500 Meritocracy ETF, and Azoria TSLA Convexity ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	We note that the Amendment is missing information and contains bracketed disclosures. We may have comments on these portions once they are completed and provided to us in a subsequent amendment, in disclosures made in response to this letter, or in information submitted supplementally.

Response: The Trust has provided the Staff with updated versions of the Funds’ prospectus and SAI with completed information separately via email.

2.	Where a comment is made to a disclosure in one section in the registration statement, the comment is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Trust confirms the foregoing, and confirms that the foregoing has been considered and reflected in the updated versions provided to the Staff separately (as referenced in response to Comment 1).

3.	Supplementally, please provide the benchmark or indices for each Fund.

Response: The Trust supplementally informs the Staff that each Fund’s benchmark will be the S&P 500 Index.

Prospectus

Principal Investment Strategy

4.	For the Azoria Golden Age ETF’s equity strategy:

a.	In Item 9, please address how the Sub-Adviser assesses if a company has an attractive risk-reward profile, strong fundamental catalysts, and compelling long-term growth potential.

b.	Please also clarify what internal rate of return (IRR) is in the disclosure, including how the Sub-Adviser estimates it.

c.	Given the strategy’s 10% limit on a particular stock holding, consider whether the Fund should be managed as a non-diversified fund.

Response:

a.	The Trust confirms that the Item 9 disclosure has been bolstered accordingly.

b.	The Trust confirms that the Item 9 has been supplement to clarify what IRR means and how the Sub-Adviser estimates IRR.

c.	The Trust confirms that both the Adviser and the Sub-Adviser have conducted an analysis of the Fund’s investment strategy and portfolio construction methodology. Based on this analysis, the Adviser and Sub-Adviser have determined that the Fund will be managed in a manner consistent with the definition of a “diversified company” under the Investment Company Act of 1940, as amended.

Item 9

5.	Please correct the reference to the Trust’s name.

Response: The Trust confirms that the Item 9 disclosure in the Prospectus has been revised to accurately reflect the Trust’s name.

Management

6.	In the disclosure detailing the term “Excluded Expenses,” consider whether the reference to either “advisory fee” or “unitary management fee” should be removed.

Response: The Trust confirms that the reference to “advisory fee” has been removed from such disclosure.

7.	Please provide us with the Fund sponsorship agreement and add it to the exhibit list in Part C. We may have more comments when we see the agreement.

Response: The Trust confirms that a form of the Fund Sponsorship Agreement has been provided to the Staff supplementally via email and will be included as an exhibit to the Funds’ registration statement. The Trust further notes that this agreement is substantially similar to the version included as an exhibit to the Tidal Trust II registration statement. In addition, the Trust confirms that the prospectus disclosure regarding fund sponsorship reflects prior Staff comments on similar disclosure in the Tidal Trust II registration statement.

8.	Please add the Trust’s Investment Company Act number to the back cover page of the Prospectus.

Response: The Trust confirms that the back cover page to the Prospectus has been updated to include the Trust’s Investment Company Act number.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC